Writer's Direct Number (212) 756-2131	Writer's E-mail Address george.silfen@srz.com

June 22, 2011

VIA EDGAR

James E. O'Connor, Esq. Securities and Exchange Commission Division of Investment Management 100 F Street N.E. Washington, D.C. 20549-0505

Re:	Robeco-Sage Multi-Strategy Fund, L.L.C. Post-Effective Amendment No. 4 to the Registration Statement On Form N-2 (File Nos. 333-154909 and 811-21778)

Dear Mr. O'Connor:

On behalf of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (the "Registration Statement").  We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial and other information contained therein.  Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 15, 2011.

If you have any questions or comments, please call me at (212) 756-2131.  Thank you, in advance, for your attention to this matter.

Very truly yours,

/s/ George M. Silfen, Esq.
George M. Silfen, Esq.
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